UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

JOHN WILEY & SONS, INC.

(Name of Issuer)

Class A Common Stock

Class B Common Stock

(Title of Class of Securities)

968223206 (Class A)

968223305 (Class B)

(CUSIP Number)

Bryan Henderson

Baker Botts L.L.P.

2001 Ross Avenue, Suite 900

Dallas, Texas 75201

(214) 953-6744

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

(1)	Names of reporting persons E.P. Hamilton Trusts LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 462,338 (Class A) 8,125,536 (Class B)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 462,338 (Class A) 8,125,536 (Class B)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 462,338 (Class A) 8,125,536 (Class B)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.00% (Class A) (1) 90.02% (Class B) (1)(2)
(14)	Type of reporting person (see instructions) OO

(1)	In calculating percentage ownership, the Reporting Person has assumed that the total number of shares of Class A Common Stock outstanding was 46,255,091 and the total number of shares of Class B Common Stock outstanding was 9,026,142, in each case, on May 31, 2023, as reported by the Issuer in its Annual Report on Form 10-K for the year ended April 30, 2023, filed with the SEC on June 26, 2023.

(2)	As described in Item 1 below, the holders of Class B Common Stock are currently entitled to elect seven of eleven members of the Board of Directors of the Issuer. In addition, each share of Class A Common Stock is entitled to one-tenth (1/10) of one vote and each share of Class B Common Stock is entitled to one vote. Accordingly, the Reporting Person may be deemed to beneficially own voting equity securities representing approximately 59.86% of the voting power of the Issuer based on the outstanding shares noted above. Each share of Class B Common Stock is convertible, at the option of the holder, into one share of Class A Common Stock.

(1)	Names of reporting persons Deborah E. Wiley
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 734,529 (Class A) 31,559 (Class B) (1)
	(8)	Shared voting power 2,019,655 (Class A) (2) 8,162,256 (Class B) (3)
	(9)	Sole dispositive power 734,529 (Class A) 31,559 (Class B)(1)
	(10)	Shared dispositive power 2,019,655 (Class A) (2) 8,162,256 (Class B) (3)

(11)	Aggregate amount beneficially owned by each reporting person 2,754,185 (Class A) 8,193,815 (Class B)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.95% (Class A) (4) 90.78% (Class B) (4)(5)
(14)	Type of reporting person (see instructions) IN

(1)	Held through IRA or trust vehicles over which the Reporting Person may be deemed to have beneficial ownership.

(2)	Includes (i) 462,338 shares of Class A Common Stock held by E.P. Hamilton Trusts LLC (“EPH LLC”), (ii) 55,673 shares of Class A Common stock held under the Trust of Esther B. Wiley, with respect to each of which the Reporting Person, Peter Booth Wiley (“PBW”) and W. Bradford Wiley II (“WBW”) share beneficial ownership, (iii) 301,645 shares of Class A Common Stock held by W. Bradford Wiley & Associates, L.P. (“WBW LP”), with respect to which the Reporting Person, PBW and WBW share beneficial ownership and (iv) 1,200,000 shares of Class A Common Stock held by WG6 LLC, with respect to which the Reporting Person, PBW and WBW may be deemed to share beneficial ownership.

(3)	Includes 8,125,536 shares of Class B Common Stock held by EPH LLC and 36,720 shares of Class B Common Stock held under the Trust of Esther B. Wiley, with respect to each of which the Reporting Person, PBW and WBW share beneficial ownership.

(4)	In calculating percentage ownership, the Reporting Person has assumed that the total number of shares of Class A Common Stock outstanding was 46,255,091 and the total number of shares of Class B Common Stock outstanding was 9,026,142, in each case, on May 31, 2023, as reported by the Issuer in its Annual Report on Form 10-K for the year ended April 30, 2023, filed with the SEC on June 26, 2023.

(5)	As described in Item 1 below, the holders of Class B Common Stock are currently entitled to elect seven of eleven members of the Board of Directors of the Issuer. In addition, each share of Class A Common Stock is entitled to one-tenth (1/10) of one vote and each share of Class B Common Stock is entitled to one vote. Accordingly, the Reporting Person may be deemed to beneficially own voting equity securities representing approximately 62.04% of the voting power of the Issuer based on the outstanding shares noted above. Each share of Class B Common Stock is convertible, at the option of the holder, into one share of Class A Common Stock.

(1)	Names of reporting persons Peter Booth Wiley
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 708,273 (Class A) (1) 6,402 (Class B) (1)
	(8)	Shared voting power 2,019,655 (Class A) (2) 8,162,256 (Class B) (3)
	(9)	Sole dispositive power 708,273 (Class A) (1) 6,402 (Class B) (1)
	(10)	Shared dispositive power 2,019,655 (Class A) (2) 8,162,256 (Class B) (3)

(11)	Aggregate amount beneficially owned by each reporting person 2,727,929 (Class A) 8,168,658 (Class B)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.90% (Class A) (4) 90.50% (Class B) (4)(5)
(14)	Type of reporting person (see instructions) IN

(1)	Held in trusts controlled by the Reporting Person.

(2)	Includes (i) 462,338 shares of Class A Common Stock held by EPH LLC, (ii) 55,673 shares of Class A Common Stock held under the Trust of Esther B. Wiley, with respect to each of which the Reporting Person, Deborah E. Wiley (“DEW”) and WBW share beneficial ownership, (iii) 301,645 shares of Class A Common Stock held by WBW LP, with respect to which the Reporting Person, DEW and WBW share beneficial ownership and (iv) 1,200,000 shares of Class A Common Stock held by WG6 LLC, with respect to which the Reporting Person, DEW and WBW may be deemed to share beneficial ownership.

(3)	Includes 8,125,536 shares of Class B Common Stock held by EPH LLC and 36,720 shares of Class B Common Stock held under the Trust of Esther B. Wiley, with respect to each of which the Reporting Person, DEW and WBW share beneficial ownership.

(4)	In calculating percentage ownership, the Reporting Person has assumed that the total number of shares of Class A Common Stock outstanding was 46,255,091 and the total number of shares of Class B Common Stock outstanding was 9,026,142, in each case, on May 31, 2023, as reported by the Issuer in its Annual Report on Form 10-K for the year ended April 30, 2023, filed with the SEC on June 26, 2023.

(5)	As described in Item 1 below, the holders of Class B Common Stock are currently entitled to elect seven of eleven members of the Board of Directors of the Issuer. In addition, each share of Class A Common Stock is entitled to one-tenth (1/10) of one vote and each share of Class B Common Stock is entitled to one vote. Accordingly, the Reporting Person may be deemed to beneficially own voting equity securities representing approximately 61.83% of the voting power of the Issuer based on the outstanding shares noted above. Each share of Class B Common Stock is convertible, at the option of the holder, into one share of Class A Common Stock.

(1)	Names of reporting persons W. Bradford Wiley II
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 428,047 (Class A) 0 (Class B)
	(8)	Shared voting power 2,019,655 (Class A) (1) 8,162,256 (Class B) (2)
	(9)	Sole dispositive power 428,047 (Class A) 0 (Class B)
	(10)	Shared dispositive power 2,019,655 (Class A) (1) 8,162,256 (Class B) (2)

(11)	Aggregate amount beneficially owned by each reporting person 2,447,708 (Class A) 8,162,256 (Class B)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.29% (Class A) 90.43% (Class B)
(14)	Type of reporting person (see instructions) IN

(1)	Includes (i) 462,338 shares of Class A Common Stock held by EPH LLC, (ii) 55,673 shares of Class A Common stock held under the Trust of Esther B. Wiley, with respect to each of which the Reporting Person, DEW and PBW share beneficial ownership, (iii) 301,645 shares of Class A Common Stock held by WBW LP, with respect to which the Reporting Person, DEW and PBW share beneficial ownership and (iv) 1,200,000 shares of Class A Common Stock held by WG6 LLC, with respect to which the Reporting Person, DEW and PBW may be deemed to share beneficial ownership.

(2)	Includes 8,125,536 shares of Class B Common Stock held by EPH LLC and 36,720 shares of Class B Common Stock held under the Trust of Esther B. Wiley, with respect to each of which the Reporting Person, DEW and PBW share beneficial ownership.

(3)	In calculating percentage ownership, the Reporting Person has assumed that the total number of shares of Class A Common Stock outstanding was 46,255,091 and the total number of shares of Class B Common Stock outstanding was 9,026,142, in each case, on May 31, 2023, as reported by the Issuer in its Annual Report on Form 10-K for the year ended April 30, 2023, filed with the SEC on June 26, 2023.

(4)	As described in Item 1 below, the holders of Class B Common Stock are currently entitled to elect seven of eleven member of the Board of Directors of the Issuer. In addition, each share of Class A Common Stock is entitled to one-tenth (1/10) of one vote and each share of Class B Common Stock is entitled to one vote. Accordingly, the Reporting Person may be deemed to beneficially own voting equity securities representing approximately 61.58% of the voting power of the Issuer based on the outstanding shares noted above. Each share of Class B Common Stock is convertible, at the option of the holder, into one share of Class A Common Stock.

(1)	Names of reporting persons WG6 LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,200,000 (Class A)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,200,000 (Class A)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 1,200,000 (Class A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.59% (Class A) (1)
(14)	Type of reporting person (see instructions) OO

(1)	In calculating percentage ownership, the Reporting Person has assumed that the total number of shares of Class A Common Stock outstanding was 46,255,091 and the total number of shares of Class B Common Stock outstanding was 9,026,142, in each case, on May 31, 2023, as reported by the Issuer in its Annual Report on Form 10-K for the year ended April 30, 2023, filed with the SEC on June 26, 2023.

(1)	Names of reporting persons W. Bradford Wiley & Associates, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 301,645 (Class A)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 301,645 (Class A)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 301,645 (Class A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.65% (Class A)
(14)	Type of reporting person (see instructions) IN

(1)	In calculating percentage ownership, the Reporting Person has assumed that the total number of shares of Class A Common Stock outstanding was 46,255,091 and the total number of shares of Class B Common Stock outstanding was 9,026,142, in each case, on May 31, 2023, as reported by the Issuer in its Annual Report on Form 10-K for the year ended April 30, 2023, filed with the SEC on June 26, 2023.

STATEMENT ON SCHEDULE 13D

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6) is being filed jointly by the Reporting Persons (as defined below). This Amendment No. 6 amends, solely to the extent set forth herein, the Schedule 13D originally filed on July 24, 1978 on behalf of certain of the Reporting Persons that was amended and restated in its entirety by Amendment No. 5 to Schedule 13D filed by certain of the Reporting Persons on March 12, 2003. This Amendment No. 6 is being filed following a routine review of the Reporting Persons’ holdings.

Item 1. Security and Issuer

Item 1 is hereby amended and restated as follows:

This statement on Schedule 13D/A is being jointly filed by the Reporting Persons and relates to the Class A Common Stock, par value $1.00 per share (the “Class A Common Stock”) and the Class B Common Stock, par value $1.00 per share (the “Class B Common Stock”), of John Wiley & Sons, Inc., a New York corporation (the “Issuer”). The principal executive offices of the Issuer are located at 111 River Street, Hoboken, New Jersey 07030.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to the shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock. By its terms, each share of Series B Common Stock is convertible into one share of Class A Common Stock at the option of the holder. Shares of Class A Common Stock are not convertible. Other than in connection with the election of directors, each share of Class A Common Stock is entitled to one-tenth (1/10) of one vote and each share of Class B Common Stock is entitled to one vote. Moreover, the holders of Class A Stock are entitled to elect 30% of the entire Board of Directors of the Issuer and if 30% of the authorized number of directors is not a whole number, the holders of Class A Stock are entitled to elect the nearest higher whole number of directors that is at least 30% of such membership. As a result, four directors are currently elected by the holders of Class A Common Stock, and 7 directors are elected by the holders of Class B Common Stock.

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

This Schedule 13D/A is being filed by the following persons and entities (each, a “Reporting Person”): (i) E.P. Hamilton Trusts LLC, a Delaware limited liability company (the “EPH LLC”), an investment holding company, (ii) WG6 LLC, a Delaware limited liability company (“WG6 LLC”), an investment holding company, (iii) W. Bradford Wiley & Associates, L.P., a Delaware limited partnership (“WBW Associates”), (iv) Deborah E. Wiley, a retired individual citizen of the United States, (v) Peter Booth Wiley, a retired individual citizen of the United States, and (vi) W. Bradford Wiley II, a retired individual citizen of the United States. Each Reporting Person has a principal business address of c/o Baker Botts, L.L.P., 2001 Ross Avenue, Dallas, Texas 75201.

Information concerning the members, managers or general partners, as applicable, of EPH LLC, WG6 LLC and WBW Associates is set forth in Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person: (i) name, (ii) title and (iii) citizenship.

During the last five years, neither of the Reporting Persons nor any other person named on Schedule I attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

Following a routine review of the Reporting Persons’ holdings, the Reporting Persons determined to file this Amendment No. 6 to provide information relating to such holdings, including with respect to the percentage of Class A Common Stock and Class B Common Stock held by the Reporting Person in light of the currently outstanding stock of the Issuer. Since the filing of Amendment No. 5, for estate planning purposes, (i) the Reporting Persons transferred 1,200,000 shares of Class A Common Stock to WG6 LLC, which stock represents approximately 2.59% of the outstanding Class A Common Stock and 0.88% of the combined voting power of Class A Common Stock and Class B Common Stock and (ii) the Reporting Persons have sold or transferred to persons other than the Reporting Persons approximately 193,000 shares of Class A Common Stock, which stock represents less than 0.42% of the outstanding Class A Common Stock and less than 0.14% of the combined voting power of the Class A Common Stock and Class B Common Stock.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and restated as follows:

As previously reported in Amendment No. 5, the Reporting Persons seek to maintain the ability to elect a majority of the Board of Directors of the Issuer. As described above, the holders of Class B Common Stock are currently entitled to elect seven directors to the Issuer’s eleven-person Board of Directors. The Reporting Persons collectively have the power to vote in excess of 90% of the outstanding Class B Common Stock and, as a result, are entitled to elect seven directors. However, each of the directors elected by the Class B Common Stock other than Brian A. Napack, the Chief Executive Officer of the Company, and Jesse C. Wiley, the Chairman of the Board of Directors and son of Peter Wiley, are considered independent directors under NYSE and applicable SEC rules. The Reporting Persons do not have any current plans to nominate a slate of directors or have any other plans or proposals or that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although each Reporting Person reserves the right to study and develop such plans.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

The information set forth in Rows 7 through 13 (together with related footnotes) of the cover page of this Amendment No. 6 for each Reporting Person is incorporated herein by reference. In the aggregate, the Reporting Persons collectively beneficially own, or may deemed to beneficially own, (i) 3,890,505 shares of Class A Common Stock, which stock represents 8.41% of the outstanding Class A Common Stock and 2.85% of the combined voting power of the Class A Common Stock and Class B Common Stock and (ii) 8,200,217 shares of Class B Common Stock, which stock represents 90.85% of the outstanding Class B Common Stock and 60.07% of the combined voting power of the Class A Common Stock and Class B Common Stock. Including both their holdings of Class A Common Stock and Class B Common Stock, the Reporting Persons own or may be deemed to own stock representing 62.92% of the combined voting power of the Class A Common Stock and Class B Common Stock. In calculating percentage ownership, the Reporting Person has assumed that the total number of shares of Class A Common Stock outstanding was 46,255,091 and the total number of shares of Class B Common Stock outstanding was 9,026,142, in each case, on May 31, 2023, as reported by the Issuer in its Annual Report on Form 10-K for the year ended April 30, 2023, filed with the SEC on June 26, 2023. Each share of Class B Common Stock is convertible, at the option of the holder, into one share of Class A Common Stock.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented to add the following exhibits:

Exhibit	Description

24.1	Power of Attorney (E.P. Hamilton Trusts LLC)
24.2	Power of Attorney (W. Bradford Wiley Associates, L.P.)

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this Amendment No. 6 is true, complete and correct.

Date: July 14, 2023	E.P. HAMILTON TRUSTS LLC

	By:	/s/ Nathaniel Wiley
Name: Nathaniel Wiley
Title: Attorney-in-Fact

W. BRADFORD WILEY ASSOCIATES, L.P.

	By:	/s/ Nathaniel Wiley
Name: Nathaniel Wiley
Title: Attorney-in-Fact

WG6 LLC

	By:	/s/ Nathaniel Wiley
Name: Nathaniel Wiley
Title: Manager

/s/ Nathaniel Wiley, Attorney-in-Fact
Deborah E. Wiley

/s/ Nathaniel Wiley, Attorney-in-Fact
Peter B. Wiley

/s/ Nathaniel Wiley, Attorney-in-Fact
W. Bradford Wiley

Schedule I

MANAGERS OF E.P. HAMILTON TRUSTS LLC

Name	Title	Citizenship
Deborah Wiley	Manager	U.S.A.
Peter Wiley	Manager	U.S.A.
W. Bradford Wiley II	Manager	U.S.A.

MANAGERS OF WG6 LLC

Name	Title	Citizenship
Celia Wiley	Manager	U.S.A.
W. Bradford Wiley II	Manager	U.S.A.
Nathaniel Wiley	Manager	U.S.A.
Andrew Wiley	Manager	U.S.A.

GENERAL PARTNERS OF W. BRADFORD WILEY & ASSOCIATES, L.P.

Name	Title	Citizenship
Deborah E. Wiley	General Partner	U.S.A.
Peter Booth Wiley	General Partner	U.S.A.
W. Bradford Wiley II	General Partner	U.S.A.